Exhibit 12.1

Bancorp Rhode Island, Inc.

Computation of Earnings to Fixed Charges

(In Thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004

Ratio 1: including deposit interest
Earnings:
Income before taxes	$13,571	$13,304	$11,287	$14,409	$12,910
Fixed charges	35,388	45,312	39,480	27,060	19,966
Total	$48,959	$58,616	$50,767	$41,469	$32,876

Fixed charges:
Interest-bearing demand	$162	$391	$356	$590	$1,172
Money market accounts	69	135	161	235	213
Savings accounts	7,042	11,028	7,929	4,734	3,899
Time deposits of $100,000 or more	14,306	17,676	14,030	8,962	5,638
Other borrowings	12,402	14,087	15,038	10,826	7,662
Subordinated debentures	949	1,509	1,460	1,272	1,041
Portion of rents representative of the interest factor (1/3) of rental expense	458	486	506	441	341
Total fixed charges	$35,388	$45,312	$39,480	$27,060	$19,966

Ratio of earnings to fixed charges (times)	1.38	1.29	1.29	1.53	1.65

Ratio 2: excluding deposit interest
Earnings:
Income before taxes	$13,571	$13,304	$11,287	$14,409	$12,910
Fixed charges	13,809	16,082	17,004	12,539	9,044
Total	$27,380	$29,386	$28,291	$26,948	$21,954

Fixed charges:
Other borrowings	$12,402	$14,087	$15,038	$10,826	$7,662
Subordinated debentures	949	1,509	1,460	1,272	1,041
Portion of rents representative of the interest factor (1/3) of rental expense	458	486	506	441	341
Total fixed charges	$13,809	$16,082	$17,004	$12,539	$9,044

Ratio of earnings to fixed charges (times)	1.98	1.83	1.66	2.15	2.43